SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
	Demand by the Type of Usage	September 2008	September 2009	Year on year growth	September 2008	September 2009	Year on year growth
For September	Residential	5,360	5,539	3.3%	585	610	4.2%
	Commercial	7,593	8,000	5.4%	757	833	10.0%
	Educational	474	552	16.5%	38	49	27.4%
	Industrial	16,915	18,348	8.5%	1,053	1,313	24.7%
	Agricultural	766	846	10.5%	32	35	9.6%
	Street-lighting	215	240	11.5%	16	19	22.0%

	Total	31,323	33,525	7.0%	2,482	2,859	15.2%

From January To September	Residential	58,230	58,828	1.0%	5,703	5,782	1.4%
	Commercial	66,061	67,969	2.9%	6,313	6,728	6.6%
	Educational	4,252	4,737	11.4%	336	397	18.0%
	Industrial	154,070	152,636	-0.9%	10,099	11,201	10.9%
	Agricultural	6,421	6,975	8.6%	275	297	8.4%
	Street-lighting	2,099	2,120	1.0%	152	164	8.2%

	Total	291,133	293,265	0.7%	22,878	24,569	7.4%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ KIM, MYUNG-WHAN
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: October 14, 2009